SEC
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Section

AUG 2 8 2012

Washington DC
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DD 9/4/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCMB Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Augusta, Ste 107
(No. and Street)

Houston (City) — Texas (State) — 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins — 303-797-0550 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) — **Flower Mound** (City) — **Texas** (State) — **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD 9/19/12

OATH OR AFFIRMATION

I, John W. Donovan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCMB Securities, LLC, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Member
Title

Notary Public

Sharon M. Rao
Commission Expires
05-28-2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

To the Member
DCMB Securities, LLC

We have audited the accompanying statement of financial condition of DCMB Securities, LLC, (the Company) as of June 30, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 13, 2012

CONTENTS

DCMB SECURITIES, LLC
Statement of Financial Condition
June 30, 2012

ASSETS	
Cash	$ 16,153
TOTAL ASSETS	$ 16,153
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	$ -
Member's Equity	
Capital contributions	125,000
Accumulated deficit	(108,847)
Total Member's Equity	16,153
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,153

See notes to financial statements.

DCMB SECURITIES, LLC
Statement of Operations
Year Ended June 30, 2012

Revenue	
Financing and placement services	$ 300,000
Expenses	
Commission expense	280,000
Professional fees	13,880
Regulatory fees	2,080
Other expenses	783
TOTAL EXPENSES	296,743
NET INCOME	$ 3,257

See notes to financial statements.

DCMB SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2012

	Capital Contributions	Acculuated Deficit	Total
Balances at June 30, 2011	$ 125,000	$ (112,104)	$ 16,153
Net income		3,257	3,257
Balances at June 30, 2012	$ 125,000	$ (108,847)	$ 16,153

See notes to financial statements.

DCMB SECURITIES, LLC
Statement of Cash Flows
Year Ended June 30, 2012

Cash flows from operating activities:	
Net income	$ 3,257
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	-
Net cash provided by operating activities	3,257
Net increase in cash	3,257
Cash at beginning of year	12,896
Cash at end of year	$ 16,153

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

DCMB SECURITIES, LLC
Notes to Financial Statements
June 30, 2012

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

DCMB Securities, LLC (the Company), was organized in November 2007 as a single member Texas limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Houston Texas.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Company will limit its business to broker and/or placement agent in private placements of securities and merger and acquisition services.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DCMB SECURITIES, LLC
Notes to Financial Statements
June 30, 2012

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company will recognize revenue on the sale of interests in private placement programs in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Company will recognize revenue on financing and placement agent services upon successful completion.

The Company will recognize merger and acquisition revenue when earned under the respective agreements.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The taxable income of the Company is includable on the tax return of the Member. The Company is subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2012, the Company had net capital and net capital requirements of $16,153 and $5,000, respectively. The Company had no aggregate indebtedness at June 30, 2012.

DCMB SECURITIES, LLC
Notes to Financial Statements
June 30, 2012

Note 3 - Related Party Transactions/Concentration of Revenue and Services/Economic Dependency

The Company and another related party are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company entered into an office and administrative services agreement (Services Agreement) with a related party (Service Company), on December 1, 2007. Under the Services Agreement, the Service Company provides management and back office services to the Company, and incurs overhead expenses for benefit of the Company. The Agreement requires the Company to pay a proportional allocation services fee of $1,000 per month, as base compensation for the proportional costs incurred by Service Company on behalf of the Company, plus additional amounts for overhead expenses incurred. The Services Agreement had an initial one year term and is automatically renewed for successive one year terms unless terminated by either party upon thirty days written notice.

The Company also entered into an office license agreement (License Agreement) with the Service Company, on December 1, 2007. Under the License Agreement, the Service Company grants a license to the Company to utilize the office space covered under the agreement for general office purposes. The Agreement requires the Company to pay a license fee under the License Agreement of $1,500 per month. The License Agreement terminates simultaneously with the office lease agreement of the Service Company, which is currently month-to-month.

The obligation to pay the fees under the Services Agreement and License Agreement (Agreements) was to begin on August 1, 2008, which was the first day of the month immediately following the date the Company was approved for membership in FINRA. Payments required under both Agreements are waived until such a time as the Company has continuous operating activities. There has been no expense incurred or due under these Agreements from August 1, 2008 through the year ended June 30, 2012. At the time the Company has continuous operating activities the Agreements will be reviewed and amended accordingly.

The Company earned $300,000 and 100% of its revenue from a financing and placement service provided in one related party transaction. The sole member was compensated $280,000 and 100% of the commission expense related to this transaction.

DCMB SECURITIES, LLC
Notes to Financial Statements
June 30, 2012

Note 4 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2012, through August 13, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

DCMB SECURITIES, LLC
Supplementary Information Pursuant to Rule 17a-5
June 30, 2012

Computation of Net Capital:

Total member's equity qualified for net capital	$ 16,153
Deductions and/or charges	-
Non-allowable assets:	
Net Capital	$ 16,153
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 11,153
Ratio of aggregate indebtedness to net capital	0.00%

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2012 as filed by DCMB Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
DCMB Securities, LLC

In planning and performing our audit of the financial statements of DCMB Securities, LLC, (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 13, 2012